Exhibit 99.2

For Immediate Release For Details Contact: Ed Richardson Chairman and Chief Executive Officer Richardson Electronics, Ltd. Phone: (630) 208-2340 E-mail: info@rell.com	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

Richardson Electronics Announces Second Quarter Dividend

LaFox, IL, Wednesday, October 10, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that its Board of Directors voted to declare a cash dividend for the second quarter of fiscal 2008 to all holders of common stock.

The cash dividend of $0.04 per share will be payable November 23, 2007 to all common stockholders of record on November 7, 2007. The Company currently has 14,806,914 of common stock outstanding, net of shares held in treasury. A dividend equal to 90 percent of the dividend paid on the common stock will be paid to the holders of the 3,048,258 outstanding shares of Class B common stock.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available online at http://www.rell.com/investor.asp.